                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                          (Amendment No. . . . . . .)*



                             High Plains Corporation
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                                  Abengoa, S.A.
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                        (Name of Filing Persons (offeror)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                    429701105
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                      (CUSIP Number of Class of Securities)

                             Joaquin Coronado Galdos
                          Joaquin Alarcon de la Lastra
                                 Abengoa, S.A.,
                             Avda.de la Buhaira, 2,
                              41018 Sevilla, Spain
                                 (3495) 493-7111
--------------------------------------------------------------------------------

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                                 Laura D. Nemeth
                        Squire, Sanders & Dempsey L.L.P.
                                 4900 Key Center
                                127 Public Square
                              Cleveland, Ohio 44114
                                 (216) 479-8500

                            Calculation of Filing Fee

------------------------------------------------------------ ---------------------------------------------------------
                  Transaction valuation*                                       Amount of filing fee
------------------------------------------------------------ ---------------------------------------------------------
                     Not Applicable                                             Not Applicable
------------------------------------------------------------ ---------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

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|_|  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  _______________________________________________________

Form or Registration No.:  _____________________________________________________

Filing Party:  _________________________________________________________________

Date Filed:  ___________________________________________________________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

A. The following press release was issued by Abengoa, S.A. and High Plains Corporation on November 1, 2001.

                              FOR IMMEDIATE RELEASE
                   ABENGOA, S.A. AND SUBSIDIARY SIGN AGREEMENT
                       TO ACQUIRE HIGH PLAINS CORPORATION

     Seville, Spain and Wichita, Kansas, November 1, 2001 -- Abengoa, S.A. and High Plains Corporation (NASDAQ: HIPC) announced today that Abengoa and its wholly owned subsidiary, ASA Environment and Energy Holding, A.G. (ASA) have signed an agreement with High Plains Corporation providing for ASA to acquire all of the outstanding shares of High Plains pursuant to a cash tender offer at a price which is expected to be approximately $5.63 per share. The Boards of Directors of all the parties have approved the transaction, as has a special committee of the Board of Directors of High Plains comprised of High Plain's independent outside directors. The transaction is subject to certain conditions, including the tender of High Plains shares giving ASA at least 75% of the outstanding shares of High Plains common stock on a fully diluted basis, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act. The tender offer is not conditioned upon obtaining financing and the agreement does

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contain a provision allowing High Plains to consider other competing purchase offers which might be received from third parties on an unsolicited basis.

     Following the successful completion of the tender offer, ASA will acquire the remaining High Plains shares in a second step merger with a subsidiary of ASA, in which each share of High Plains common stock will be converted into the right to receive the same price per share paid in the tender offer. After the merger, High Plains Corporation will be the surviving entity, and will become a wholly owned subsidiary of ASA.

The anticipated total net proceeds to holders of High Plains common stock, exclusive of expenses, is approximately $92.5 million. The offered consideration represents a 47% premium to High Plains' 30-day average closing price of $3.83, and a 38% premium to the 60-day average of $4.08. In addition, in connection with the transaction, ASA will assume indebtedness under High Plains' credit facility in the amount of approximately $15 million and will pay expenses, including payments to option holders, of approximately $7.5 million.

     High Plains Corporation is among the nation's largest producers of ethanol, the gasoline additive that helps clean the air while reducing our dependence on foreign oil. High Plains is the only public company which is a pure play in ethanol, and with its recent Nebraska facility expansion, will produce over 85 million gallons of ethanol annually. The Company operates facilities in Colwich, Kansas, York, Nebraska, and Portales, New Mexico. Additional information about the Company can be found at its Web site, www.highplainscorp.com.
                                          ----------------------

     Abengoa, S.A. is a $1.3 billion company headquartered in Seville, Spain and is listed on the Madrid Stock Exchange. It owns companies and conducts business around the world in engineering and construction, systems and network integration, environment, and ethanol production. Abengoa currently operates in Spain one 25 million gallon per year ethanol plant and has a second 35 million gallon per year plant planned to start up before June 2002. Additional information about Abengoa can be found at its Web site, www.abengoa.com.
                                                        ---------------

     The transaction is anticipated to allow High Plains to benefit fully from the expected growth of the U.S. ethanol industry. Abengoa intends to expand its European position in the sale of ethanol and create an international business unit, increase the current production capacity of the acquired facilities and combine Abengoa's and High Plain's excellence in operational performance and research and development. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of High Plains Corporation. At the time the tender offer is commenced, ASA will file a Tender Offer Statement and High Plains will file a Solicitation/Recommendation

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Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

     The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of High Plains, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

     The matters discussed in this press release which are not historical facts contain forward looking information with respect to plans or projections of future performance of High Plains, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends, legislative changes regarding air quality, fuel specifications or incentive programs, changes in cost of grain feedstock and changes in market prices or demand for motor fuels and ethanol. A complete description of those factors, as well as other factors which could affect High Plain's business, is set forth in High Plain's Form 10-K/A for the fiscal year ended June 30, 2001.

For further information contact:

ABENGOA, S.A.                               HIGH PLAINS CORPORATION
Jesus Perez                                 Gary R. Smith
34  95 493 71 11                            316-269-4310


B.   The following press release was issued by Abengoa, S.A. on November 2, 2001

      Abengoa adquiere High Plains, quinto productor de Bioetanol en USA
      ------------------------------------------------------------------

Abengoa ha presentado una oferta de compra de la sociedad norteamericana High Plains Corporation, cotizada en Nasdaq ("HIPC"), por valor de 92,4 MUSD. La operacion se materializara a traves de una Oferta Publica de Adquisicion por el 100% de las acciones al precio de 5,63$ por cada accion de High Plains, a desembolsar en efectivo, y condicionada al control de al menos el 81% de los titulos. Este precio implica valorar HP en 92,4 MUSD, con una prima del 34% respecto al cambio al cierre de octubre, y un 16% sobre el precio maximo al que ha cotizado HP en 2001.

La Oferta Publica tiene caracter instrumental, ya que el Consejo de Administracion de High Plains ha aprobado por unanimidad la recomendacion de aceptacion y ambas companias han ejecutado un contrato que regula los terminos de la transaccion.

High Plains Corporation es el quinto productor de bioetanol en Estados Unidos, con una reconocida experiencia en este mercado y enfocado exclusivamente en esta actividad, siendo ademas propietario de tres plantas en operacion, con una capacidad total de produccion de 85 millones de galones (322 millones de litros) al ano. Sus ventas en el ultimo ano fueron de 150 M.USD.

Abengoa cuenta actualmente con una planta en produccion en Cartagena (100 millones de litros) y una en construccion en Galicia de 126 milliones de litros anuales, al tiempo que esta promoviendo otro proyecto en Castilla y Leon conjuntamente con Ebro-Puleva. El objetivo de Abengoa con la adquisicion de High Plains, es impulsar el desarrollo de su actividad de bioetanol en el mercado mas importante a nivel mundial, lo que le permitira contar con una base internacional para el crecimiento de su actual actividad de bioetanol y ademas captar las sinergias de los procesos de produccion y experiencia de I+D en el mercado americano, donde el bioetanol es una importante oportunidad de negocio por la creciente demanda de combustibles de origen limpio.

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